UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

( X )	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________________ to ____________________
Commission File Number 0-22462
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
GIBRALTAR 401(k) PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
GIBRALTAR INDUSTRIES, INC.
3556 Lake Shore Road
P.O. Box 2028
Buffalo, New York 14219-0228

2

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
GIBRALTAR 401(k) PLAN
(Name of Plan)

Date: June 25, 2014 /s/ Timothy F. Murphy
Timothy F. Murphy
Member, Gibraltar 401(k) Retirement Plan Committee

3

Gibraltar 401(k) Plan
Gibraltar 401(k) Plan
Financial Statements and
Supplemental Schedule
December 31, 2013 and 2012

4

Gibraltar 401(k) Plan Index

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-12

Supplemental Schedule
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	13

Exhibit
Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm	14

5

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of the Gibraltar 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of the Gibraltar 401(k) Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2013 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ FREED MAXICK, CPAs, P.C.
Buffalo, New York
June 25, 2014

6

Gibraltar 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

	December 31,
	2013	2012
Assets

Investments at fair value:
Shares of registered investment companies	$92,952,148	$77,673,007
Common collective trusts	2,472,567	2,545,343
Employer securities	1,629,214	1,497,417
Cash equivalents	9,673,026	9,691,468
	106,726,955	91,407,235

Receivables:
Notes receivable from participants	3,857,888	3,779,979
Employer contributions receivable	407,676	406,431
	4,265,564	4,186,410

Net assets available for benefits at fair value	110,992,519	95,593,645

Adjustment from fair value to contract value for interest in collective trusts relating to fully benefit-responsive investment contract	(37,268)	(72,841)

Net assets available for benefits	$110,955,251	$95,520,804

The accompanying notes are an integral part of these financial statements.

Gibraltar 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2013 and 2012

	Year Ended December 31,
	2013	2012
Additions:
Participant contributions	$4,760,543	$4,401,267
Participant rollover contributions	3,950,685	431,267
Employer contributions	2,948,209	2,838,057
Net appreciation in fair value of investments	12,944,509	8,014,290
Interest and dividends	4,495,160	2,083,623
Total additions	29,099,106	17,768,504

Deductions:
Benefits paid to participants	(13,631,531)	(11,418,888)
Plan expenses	(33,128)	(30,709)
Total deductions	(13,664,659)	(11,449,597)

Increase in net assets available for benefits, prior to mergers	15,434,447	6,318,907
Transfer of net assets available for benefits from mergers	-	19,858,965
Net increase	15,434,447	26,177,872

Net assets available for benefits:
Beginning of year	95,520,804	69,342,932
End of year	$110,955,251	$95,520,804

The accompanying notes are an integral part of these financial statements.

Gibraltar 401(k) Plan
Notes to Financial Statements

1. DESCRIPTION OF PLAN
The following is a brief description of the Gibraltar 401(k) Plan (the Plan) and is provided for general information purposes only. Participants should refer to the Plan Document and Summary Plan Description for more complete information.
General
The Plan is a defined contribution plan as permitted under Section 401(k) of the Internal Revenue Code. The Plan is sponsored by Gibraltar Steel Corporation of New York (the Company), a subsidiary of Gibraltar Industries, Inc., for the benefit of eligible employees of the Company and its subsidiaries. The Company is the Plan Administrator, through the Gibraltar 401(k) Retirement Plan Committee. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended. The 401(k) Retirement Plan Committee is responsible for oversight of the Plan and determines the appropriateness of the Plan’s investment offerings, monitors investment performance and reports to the Board of Directors.

Eligibility
All employees of the Company, those affiliates of the Company which have adopted the Gibraltar 401(k) Plan, and employees subject to a collective bargaining agreement that provides for coverage under the Plan, are eligible to participate in the Plan following the completion of six months of participation service. During 2013, the Plan was amended to allow employees of recently acquired businesses to participate in the Plan. In addition, the Plan was further amended to grant prior service credit to certain employees as a result of recent acquisitions. These businesses were acquired by the Company during 2012 and 2013.

Rollover Contributions
As part of the acquisitions made during 2012 and 2013, employees in the acquired businesses were provided the option to have their account balance rolled into the Plan. An aggregate of $3,950,685 was rolled into the Plan during the year ended December 31, 2013 ($431,267 - 2012) and is included in rollovers on the statement of changes in net assets available for benefits.

Participant Contributions
Participants may contribute up to 100% of their annual compensation, not to exceed the ceiling imposed by the Internal Revenue Service of $17,500 and $17,000 for 2013 and 2012, respectively, as prescribed by the Plan Agreement. If a participant is age 50 or over, the ceiling increased to $23,000 and $22,500 for 2013 and 2012, respectively.

Employer Contribution
The Company matches contributions to the Plan equal to 100% of the first 3% of the participants’ elective deferrals and 50% of the following 2% of the participants’ elective deferrals at the time of salary reduction. The Company match for employees subject to a collective bargaining agreement follows the terms of their respective agreement.

Gibraltar 401(k) Plan
Notes to Financial Statements

Plan Merger
Effective January 1, 2012, the Plan was amended to allow employees of The D.S. Brown Company and Pacific Award Metals, Inc. to participate in the Plan. These businesses were acquired by the Company in 2011. As a result of this merger, the D.S. Brown 401(k) Plan was merged into the Plan and net assets with a fair market value of $12,561,489 were transferred into the Plan on January 3, 2012. In addition, Pacific Awards Metals, Inc. merged the net assets of their two 401(k) Plans into the Plan with fair market values of $547,393 and $6,098,573, respectively, on January 4, 2012. Loan balances in the amount of $651,510 were also transferred into the Plan as a result of the three mergers. During the 2012 plan year, these amounts are included as a transfer of net assets available for benefits in the Statement of Changes in Net Assets Available for Benefits. There were no plan mergers in 2013.

Administration
On October 1, 2004, the Plan’s Administrator named Fidelity Management Trust Company as Plan Trustee and record keeper. Fidelity Management Trust Company also served as the custodian of the Plan’s assets for the years ended December 31, 2013 and 2012. The Administrator of the Plan may specify whether the investments of the Trust Fund shall be managed in whole or in part by the Trustee, one or more investment managers, the Administrator, or the participants as provided for by the Trust Agreement.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right to terminate, amend, or modify the Plan at any time subject to the provisions of ERISA.

Participant Accounts
Separate accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting and Forfeitures
Salary reduction contributions and the earnings thereon are at all times fully vested and non-forfeitable. All active participants are 100% vested in employer contributions.

Benefit Payments
Upon retirement, termination of employment, death or disability, participants or their beneficiaries may elect to receive their account balances in a single sum.

Gibraltar 401(k) Plan
Notes to Financial Statements

Notes Receivable from Participants
Participants may borrow against their vested account balance subject to the provisions specified in the Plan agreement. Notes receivable shall not exceed five years, except for a maximum of ten years for the purchase of a primary residence. The notes receivable are secured by the vested balance in the participant's account and bear interest at the prime rate plus 1%. Principal and interest are required to be repaid in equal installments over the term of the receivable. Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest at December 31, 2013 and 2012. Related fees are recorded as administrative expenses and are expensed when they are incurred. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting. Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through one collective trust. As a result, the Statements of Net Assets Available for Benefits present the fair value of the investments in collective trusts as well as the adjustment of the investment in the collective trusts from fair value to contract value relating to the fully benefit-responsive investment contracts. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Risks and Uncertainties
The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investments and Income Recognition
Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may change their investment allocation on a daily basis.
The Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the

Gibraltar 401(k) Plan
Notes to Financial Statements

measurement date. The Plan’s 401(k) Retirement Plan Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors and custodian. See Note 3 for discussion of the fair value measurements used to value the Plan’s investments.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation included the Plan’s gains and losses on investments bought and sold as well as held during the year.
The net appreciation in fair value of investments presented in the statements of changes in net assets available for benefits consists of the realized losses or gains and the unrealized appreciation or depreciation on those investments. During 2013 and 2012, the Plan's investments appreciated in fair value as determined by quoted market prices as follows:

	Year Ended December 31,
	2013	2012
Shares of registered investment companies	$12,706,812	$7,825,618
Employer securities	237,697	188,672
Total	$12,944,509	$8,014,290

The fair values of individual investments that represent 5% or more of the Plan's net assets are as follows:

	2013	2012
Fidelity Contrafund K	$15,803,278	$12,041,413
Fidelity Retirement Money Market	9,077,794	9,320,057
Fidelity Freedom Fund 2020	8,699,300	5,962,958
Harbor International Fund	7,353,833	6,221,390
Fidelity Spartan 500 Index Fund Advantage Class	7,296,421	5,918,225
T. Rowe Price Equity Income Fund	6,146,410	4,746,173	*
Pimco Total Return Fund Institutional Class	5,973,906	7,245,391

* Presented for comparison purposes only
Benefits
Benefits are recorded when paid.

Plan Expenses
All of the costs of administration of the Plan and Trust are paid by the Company or the Participants. Brokerage commissions and similar costs of acquiring or selling securities (if any) that are incurred by the investment funds are borne by the participant. Origination fees for each loan are also borne by the participant. Investment related expenses are included in net appreciation of fair value of investments.

Reclassification
Certain 2012 amounts have been reclassified to conform to the 2013 presentation.

Gibraltar 401(k) Plan
Notes to Financial Statements

3. FAIR VALUE MEASUREMENTS

FASB ASC Topic 820, “Fair Value Measurements,” defines fair value and establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices to similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation techniques used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Shares of Registered Investment Companies
These investments are valued at the net asset value of shares held by the registered investment companies at year-end. The investments are measured at fair value using quoted prices for identical assets, which are readily available Level 1 inputs.

Common Collective Trusts
These investments are comprised of fully benefit-responsive investment contracts valued based on the net asset value (NAV) of units held by the Plan at year-end. Although the common collective trusts are not available in an active market, the NAV of the units are approximated based on the quoted prices of the underlying investments that are traded in an active market. As a result, the inputs used to determine the fair value of the common collective trusts are classified as Level 2 inputs.

The fund invests in benefit-responsive investment contracts issued by insurance companies and other financial institutions (“Contracts”), fixed income securities, and money market funds. Under the terms of the Contracts, the assets of the fund are invested in fixed income securities (which may include, but are not limited to, U.S. Treasury and agency bonds, corporate bonds, mortgage-backed securities, commercial mortgage-backed securities, asset backed securities, and collective investment vehicles and shares of investment companies that invest primarily in fixed income securities) and shares of money market funds. The objective of the common collective trust is to preserve capital and achieve a competitive level of income over time.

The common collective trusts have no unfunded commitments related to any of these investments, nor any significant restrictions on redemptions. Participant-directed redemptions can be made on any business day and do not have a redemption notice period. Certain events, such as a change in law, regulation, administrative ruling, or employer-initiated termination of the Plan, may limit the ability of the Plan to transact the common collective trust funds at contract value with the issuer. The Plan’s management does not believe that the occurrence of any such events is probable.

Gibraltar 401(k) Plan
Notes to Financial Statements

Employer Securities
These investments consist of a fund composed of employer securities valued at the closing price reported on the active market on which the individual securities are traded. As a result, the value of the investment is based on Level 1 inputs.

Cash Equivalents
These investments are primarily composed of money market funds. Money market funds are public investment vehicles valued using $1 for the net asset value and are classified within Level 2 of the valuation hierarchy using the income approach.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table provides the assets carried at fair value measured on a recurring basis as of December 31, 2013:

	Level 1		Level 2		Level 3	Total
Shares of registered investment companies:
Large Cap	$29,344,558	$	―	$	―	$29,344,558
Mid Cap	9,188,695		―		―	9,188,695
Small Cap	8,164,386		―		―	8,164,386
Bond	9,161,987		―		―	9,161,987
Blended	37,092,522		―		―	37,092,522
Common collective trust	―		2,472,567		―	2,472,567
Employer securities	1,629,214		―		―	1,629,214
Cash equivalents	―		9,673,026		―	9,673,026
Total assets at fair value	$94,581,362		$12,145,593	$	―	$106,726,955

Gibraltar 401(k) Plan
Notes to Financial Statements

The following table provides the assets carried at fair value measured on a recurring basis as of December 31, 2012:

	Level 1		Level 2		Level 3	Total
Shares of registered investment companies:
Large Cap	$22,785,513	$	―	$	―	$22,785,513
Mid Cap	6,743,511		―		―	6,743,511
Small Cap	5,869,962		―		―	5,869,962
Bond	10,706,443		―		―	10,706,443
Blended	31,567,578		―		―	31,567,578
Common collective trust	―		2,545,343		―	2,545,343
Employer securities	1,497,417		―		―	1,497,417
Cash equivalents	―		9,691,468		―	9,691,468
Total assets at fair value	$79,170,424		$12,236,811	$	―	$91,407,235
4. TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated August 24, 2012 that the Plan and related Trust, are designed in accordance with the Internal Revenue Code (the Code). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code and, therefore, believe that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken uncertain tax positions that more likely than not would not be sustained upon examination by the IRS.  The Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the IRS.

The year ended December 31, 2010 was subject to audit by the IRS and during the year ended December 31, 2012 a favorable outcome letter was received. The administrator believes it is no longer subject to income tax examinations for years prior to 2011.
5. PARTIES IN INTEREST

At December 31, 2013 and 2012, certain Plan investments are shares of registered investment companies managed by Fidelity Management Trust Company, the Plan’s trustee, and therefore these transactions qualify as party-in-interest transactions. The Plan also allows participants to elect to invest in the common stock of Gibraltar Industries, Inc. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules. Fees incurred by the Plan for the investment management services are included in net appreciation in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment. Investment income from parties-in-interest and interest from participant loans amounted to $10,683,011and

Gibraltar 401(k) Plan
Notes to Financial Statements

$5,426,020 for the years ended December 31, 2013 and 2012, respectively. Fees paid by the Plan for loan processing fees amounted to $33,128 and $30,709 for the years ended December 31, 2013 and 2012, respectively. The Plan Sponsor pays directly any other fees related to the Plan’s operations.

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefit per the financial statements to the Form 5500:

	December 31,
	2013	2012
Net assets available for plan benefits per the financial statements	$110,955,251	$95,520,804

Differences in:
Investments	3,857,888	3,779,979
Notes receivable from participants	(3,857,888)	(3,779,979)

Adjustment from fair value to contact value for fully benefit responsive investment contract	37,268	72,841
Net assets available for plan benefits per the Form 5500	$110,992,519	$95,593,645

The following is a reconciliation of the net increase or decrease in net assets available for plan benefits per the financial statements to the Form 5500:

	Year Ended December 31,
	2013	2012
Net increase in net assets available for plan benefits per the financial statements	$15,434,447	$26,177,872
Prior year adjustment from fair value to contract value for fully benefit responsive investment contract	(72,841)	(51,931)
Current year adjustment from fair value to contract value for fully benefit responsive investment contract	37,268	72,841

Net increase in net assets available for plan benefits per the Form 5500	$15,398,874	$26,198,782

Gibraltar 401(k) Plan EIN 16-0991536 Plan #007 Schedule H, Line 4i – Schedule of Assets (Held at End of Year) December 31, 2013
Identity of Issuer and Description of Investments	Fair Value
American Beacon Small Cap Value Fund Institutional Class	$1,436,441
Fidelity Brokerage Link*	1,990,307
Fidelity Contrafund K*	15,803,278
Fidelity Freedom Fund 2000*	122,940
Fidelity Freedom Fund 2005*	17,806
Fidelity Freedom Fund 2010*	750,172
Fidelity Freedom Fund 2015*	2,009,424
Fidelity Freedom Fund 2020*	8,699,300
Fidelity Freedom Fund 2025*	4,238,310
Fidelity Freedom Fund 2030*	5,087,529
Fidelity Freedom Fund 2035*	2,796,690
Fidelity Freedom Fund 2040*	1,985,655
Fidelity Freedom Fund 2045*	722,293
Fidelity Freedom Fund 2050*	401,568
Fidelity Freedom Fund 2055*	117,326
Fidelity Freedom Income Fund*	272,987
Fidelity Retirement Money Market*	9,077,794
Fidelity Spartan 500 Index Fund Advantage Class*	7,296,421
Fidelity Strategic Income Fund*	739,602
Fidelity U.S. Bond Index Fund Advantage Class*	2,448,479
Harbor International Fund	7,353,833
Janus Perkins Mid Cap Value Fund Class I	1,514,256
Loomis Sayles Small Cap Value Fund Class I	4,776,688
Munder Mid-Cap Core Growth Fund Class Y	4,531,882
Marshall Small Cap Growth Fund Class Y	1,951,257
Pimco Total Return Fund Institutional Class	5,973,906
T. Rowe Price Equity Income Fund	6,146,410
Virtus Real Estate Securities Class I	1,071,614
Fidelity Spartan Extended Market Index Fund*	3,142,557
Fidelity Spartan Global XUS Index Fund*	98,449
Registered Investment Companies and Cash Equivalents Total	102,625,174

Common Collective Trust:
Fidelity Managed Income Portfolio*	2,472,567

Employer Securities:
Gibraltar Stock*	1,629,214

Notes Receivable from Participants:
Participant Loans (Interest rates are fixed at prime plus 1% and currently range from 3.25% to 11.50%)*	3,857,888
$110,584,843
* Indicates Parties in Interest to the Plan.